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82-3470

ITC Limited
Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

6th June, 2006

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza, C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Limited
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

ITC Employee Stock Option Scheme – Grant of Options

We write to advise that under the Company's Employee Stock Option Scheme, the Board Compensation Committee at its meeting held on 26th May, 2006 granted Options for the financial year ended 31st March, 2006 to the eligible employees (including Wholetime Directors) of the Company and to the eligible employees of the Company's subsidiary companies. Further, the Board of Directors at its meeting held the same day granted Options for the said financial year to the Non-Executive Directors of the Company.

Brief details of the Options granted are as follows:

Number of Options granted	:	60,71,250 Options; Each Option represents 10 Ordinary Shares of Re.1/- each.
Number of Ordinary Shares covered under the Options granted	:	6,07,12,500 Ordinary Shares of Re. 1/- each.
Exercise Price	:	Rs. 1814/- per Option, based on the closing market price of the Company's Share of Rs.181.40 on NSE on 25th May, 2006, i.e. the day preceding the date of grant of Options.
Vesting Period	:	To commence after a period of 1 year from the date of grant of Options and to extend up to 3 years from the date of grant.
Exercise Period	:	To commence from the date of vesting and to expire at the end of five years from the date of grant.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

dw 6/12

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.